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File No. 333-259996
Rule 482 ad

FUNDRISE | Income Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Income Real Estate Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was an investment transaction made by the Fund, which invested roughly $5,000,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseincomerealestatefund.com. The prospectus should be read carefully before investing in the Fund.*

EXIT UPDATE

Apartment building in Los Angeles

Today we're pleased to share that our $5 million investment in a home construction project in Los Angeles has paid back successfully, resulting in an annualized return of 10%.

1 / 8

REALIZED RETURN: 10%

APPROX. $5 MILLION INVESTED

BRIDGE LOAN FOR CONSTRUCTION OF 36 HOMES

PAID BACK VIA REFINANCING

2 / 8





We invested in the property in November 2018, providing financing for the acquisition of an 81,070 square foot (1.86 acres) property in the Glassell Park neighborhood of Los Angeles, as the future site of 36 homes.



This investment was structured as **debt**.

That means the project's sponsor paid us a fixed rate of return before they could earn a return for themselves, and their equity provided us with a cushion against losses.

($) INTEREST INCOME



Our investment took the form of providing a bridge loan — a short-term financing solution that gives borrowers the resources they need to reach the next stage of development. With our loan, the sponsor proceeded with their business plan of entitling the land for development — and in the process even got the site approved for one more home more than originally planned.

They've now been able to pay back our investment in full by refinancing with a construction loan.





Since acquisition, the regular income this investment generated supported quarterly dividends for the Income eREIT, which was merged into the Income Interval Fund earlier this year.





Our Fixed Income strategy seeks to generate above-market yields by providing creative and comprehensive financing solutions underpinned by high-quality real estate. We seek to lend with a margin of safety to product types with high durability of demand (e.g., housing) and real constraints on new supply, thereby supporting property values.



→ **Risk-return profile:**
Low to moderate

→ **Expected timing / delay of returns:**
Typically immediately after acquisition

→ **Expected source of returns:**
Interest income





Stay tuned for more updates.
As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Income Real Estate Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseincomerealestatefund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com